Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Six Months Ended		Fiscal Year Ended
	July 31,		January 31,
(Dollar amounts in millions)	2012	2011	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$12,045	$11,183	$24,398	$23,538	$22,118	$20,867	$20,122
Capitalized interest	(39)	(29)	(60)	(63)	(85)	(88)	(150)
Consolidated net income attributable to the noncontrolling interest	(297)	(287)	(688)	(604)	(513)	(499)	(406)
Adjusted income from continuing operations before income taxes	11,709	10,867	23,650	22,871	21,520	20,280	19,566

Fixed charges:
Interest (1)	1,167	1,191	2,382	2,268	2,160	2,267	2,267
Interest component of rent	412	354	790	651	597	406	464
Total fixed charges	1,579	1,545	3,172	2,919	2,757	2,673	2,731
Income from continuing operations before income taxes and fixed charges	$13,288	$12,412	$26,822	$25,790	$24,277	$22,953	$22,297
Ratio of earnings to fixed charges	8.4	8.0	8.5	8.8	8.8	8.6	8.2
(1) Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.